UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

AURIZON MINES LTD.

(Name of Subject Company (Issuer))

ALAMOS GOLD INC.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number of Class of Securities)

Matthew Howorth

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada

M5H 3P5

(416) 368-9932

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

Attention: Mile T. Kurta

(212) 880-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 Attention: Mile T. Kurta (212) 880-6000	Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario M5K 1N2 Attention: Kevin M. Morris (416) 865-0040

This Amendment No. 16 (this “Amendment No. 16”) amends and supplements the Tender Offer Statement on Schedule TO filed on January 14, 2013 (as amended, the “Schedule TO”) by Alamos Gold Inc., a corporation existing under the laws of British Columbia (“Alamos”).

The Schedule TO relates to the offer to purchase (the “Offer”) by Alamos for all of the issued and outstanding common shares (the “Common Shares”) of Aurizon Mines Ltd. (assuming full conversion of all outstanding convertible and exercisable securities for Common Shares), other than any Common Shares owned directly or indirectly by Alamos and its affiliates. The Offer is subject to the terms and conditions set forth in Alamos’ Offer and Circular dated January 14, 2013 (the “Offer and Circular”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, as amended by the Notice of Extension and Variation dated February 19, 2013 (the “First Notice of Extension and Variation”), a copy of which was filed as Exhibit (a)(1)(xii) to Amendment No. 10 to the Schedule TO, and as further amended by the Notice of Extension and Variation dated March 6, 2013 (the “Second Notice of Extension and Variation”), a copy of which was filed as Exhibit (a)(1)(xv) to Amendment No. 14 to the Schedule TO.

The information set forth in the Offer and Circular, the First Notice of Extension and Variation, the Second Notice of Extension and Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein.

Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported on the Schedule TO.

General

The first sentence in the first paragraph on the inside cover page of the Offer and Circular is hereby deleted in its entirety.

Item 1. Summary Term Sheet.

The first bullet in the section entitled “Summary Term Sheet” in the Offer and Circular under the heading “What are some of the significant conditions to the Offer?” on page II of the Offer and Circular is hereby deleted in its entirety.

The second and third sentences in the section entitled “Summary Term Sheet” in the Offer and Circular under the heading “Why is Alamos making the Offer?” on page II of the Offer and Circular are hereby deleted in their entirety and replaced with the following:

“Assuming all the other conditions to the Offer are satisfied or waived, it is Alamos’ current intention that, if it takes up and pays for Common Shares deposited under the Offer, it will enter into one or more transactions to enable Alamos to acquire all Common Shares not acquired under the Offer. Alamos currently intends to acquire all of the outstanding Common Shares not tendered under the Offer by the Expiry Time by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction. There is no assurance that such transaction will be completed, in particular if Alamos acquires less than such number of Common Shares which, together with the Common Shares directly or indirectly held by Alamos and its affiliates, represents less than 66 2/3% of total issued and outstanding Common Shares on a fully diluted basis pursuant to the Offer.”

The section entitled “Summary Term Sheet” in the Offer and Circular under the heading “If I decide not to tender, how will my Common Shares be affected?” on page VI of the Offer and Circular is hereby amended to include the following sentences after the last sentence of the first paragraph:

“Alamos’ ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction will be dependent upon the number of Common Shares validly tendered under the Offer and, in particular, whether at least a number of Common Shares are validly tendered under the Offer that, together with the Common Shares directly or indirectly held by Alamos and its affiliates, represents less than 90% or 66 2/3% of the total issued and outstanding Common Shares on a fully diluted basis. In the event that Alamos acquires less than such number of Common Shares which, together with the Common Shares directly or indirectly held by Alamos and its affiliates, represents less than 66 2/3% of the total used and outstanding Common Shares on a fully diluted basis, Alamos will evaluate the options available to it at that time and may pursue other means of acquiring, directly or indirectly, all of the Common Shares and other securities exercisable for or convertible or exchangeable into Common Shares in accordance with applicable Law. To the extent that Alamos is not able to acquire 100% of the Common Shares in a timely manner or at all, Alamos’ management believes that it would be able to successfully manage and operate its business with Aurizon as a majority- or minority-owned subsidiary of Alamos and, in these circumstances, Alamos would endeavour to maximize the synergies and overall profitability between the two companies.”

The first sentence in the section entitled “Summary Term Sheet” in the Offer and Circular under the heading “If the Offer is successful will the board of directors and management of Aurizon change?” on page VII of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

“If the Offer is successful and Alamos owns the requisite number of Common Shares to effect such changes, it is anticipated that the current management of Alamos will manage Aurizon in place of Aurizon’s current management, and that the board of directors of Aurizon will be replaced by nominees of Alamos.”

The section entitled “Summary” in the Offer and Circular under the heading “Purpose of the Offer and Alamos’ Plans for Aurizon” on page iv of the Offer and Circular is hereby amended to include the following sentences after the first sentence of the second paragraph:

“Alamos’ ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction will be dependent upon the number of Common Shares validly tendered under the Offer and, in particular, whether at least a number of Common Shares are validly tendered under the Offer that, together with the Common Shares directly or indirectly held by Alamos and its affiliates, represents less than 90% or 66 2/3% of the total issued and outstanding Common Shares on a fully diluted basis. In the event that Alamos acquires less than such number of Common Shares which, together with the Common Shares directly or indirectly held by Alamos and its affiliates, represents less than 66 2/3% of the total used and outstanding Common Shares on a fully diluted basis, Alamos will evaluate the options available to it at that time and may pursue other means of acquiring, directly or indirectly, all of the Common Shares and other securities exercisable for or convertible or exchangeable into Common Shares in accordance with applicable Law. To the extent that Alamos is not able to acquire 100% of the Common Shares in a timely manner or at all, Alamos’ management believes that it would be able to successfully manage and operate its business with Aurizon as a majority- or minority-owned subsidiary of Alamos and, in these circumstances, Alamos would endeavour to maximize the synergies and overall profitability between the two companies.”

The section entitled “Summary” in the Offer and Circular under the heading “Conditions of the Offer” on page v of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

“Alamos reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer, or to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Common Shares deposited under the Offer, unless all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by Alamos on or prior to the Expiry Time. These conditions include, among others, (i) receipt of all governmental or regulatory approvals required to complete the Offer, including any necessary or desirable competition or anti-trust approvals and the expiry of any such applicable waiting periods, and (ii) the absence of any Material Adverse Change in relation to Aurizon. For a complete description of the conditions of the Offer, see Section 4 of the Offer, “Conditions of the Offer”.

The section entitled “The Offer” in the Offer and Circular under the heading “4. Conditions of the Offer” subsection (a) on page 8 of the Offer and Circular is hereby deleted in its entirety.

The section entitled “Circular” in the Offer and Circular under the heading “5. Purpose of the Offer and Alamos’ Plans for Aurizon” subheading “Purpose of the Offer” on page 24 of the Offer and Circular is hereby amended to include the following sentences after the first sentence of the second paragraph:

“Alamos’ ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction will be dependent upon the number of Common Shares validly tendered under the Offer and, in particular, whether at least a number of Common Shares are validly tendered under the Offer that, together with the Common Shares directly or indirectly held by Alamos and its affiliates, represents less than 90% or 66 2/3% of the total issued and outstanding Common Shares on a fully diluted basis. In the event that Alamos acquires less than such number of Common Shares which, together with the Common Shares directly or indirectly held by Alamos and its affiliates, represents less than 66 2/3% of the total used and outstanding Common Shares on a fully diluted basis, Alamos will evaluate the options available to it at that time and may pursue other means of acquiring, directly or indirectly, all of the Common Shares and other securities exercisable for or convertible or exchangeable into Common Shares in accordance with applicable Law. To the extent that Alamos is not able to acquire 100% of the Common Shares in a timely manner or at all, Alamos’ management believes that it would be able to successfully manage and operate its business with Aurizon as a majority- or minority-owned subsidiary of Alamos and, in these circumstances, Alamos would endeavour to maximize the synergies and overall profitability between the two companies.”

The first sentence of the first paragraph in the section “Circular” in the Offer and Circular under the heading “5. Purpose of the Offer and Alamos’ Plans for Aurizon” subheading “Plans for Aurizon” on page 24 of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

“If the Offer is successful and Alamos owns the requisite number of Common Shares to effect such changes, it is anticipated that the current management of Alamos will manage Aurizon in place of Aurizon’s current management, and that the board of directors of Aurizon will be replaced by nominees of Alamos.”

The first sentence of the first paragraph in the section “Circular” in the Offer and Circular under the heading “15. Acquisition of Common Shares Not Deposited Under the Offer” subheading “Other Alternatives” on page 38 of the Offer and Circular is hereby deleted in its entirety and replaced with the following:

“If, following completion of the Offer, Alamos does not effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, or if Alamos proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approvals or does not own the requisite number of Common Shares to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, Alamos will evaluate its other available alternatives.”

The section entitled “Circular” in the Offer and Circular under the heading “15. Acquisition of Common Shares Not Deposited Under the Offer” subheading “Other Alternatives” on page 39 of the Offer and Circular is hereby amended to include the following paragraphs after the first paragraph:

“If the number of Common Shares Alamos takes up and pays for under the Offer, together with the Common Shares directly or indirectly held or controlled by Alamos and its affiliates, represents less than 66 2/3% of the total issued and outstanding Common Shares on a fully diluted basis, Aurizon could continue as a separate, public company following the completion of the Offer and, depending on the number of Common Shares tendered into the Offer, Alamos may or may not be able to exert significant influence over Aurizon. In such a case, any Shareholders that do not tender into the Offer and remain a Shareholder would be free to vote or dispose of their Common Shares as they see fit in accordance with applicable Law. In these circumstances, certain potential transactions between Alamos and Aurizon would be considered “related party transactions” under applicable Law (specifically, Rule 61-501 and Policy Q-27), which would, unless an exemption is available, require a formal valuation for the transaction and, in addition to any other required securityholder approval, the approval of a majority of the votes cast by “minority” holders of the affected securities, which would include holders other than Alamos and any other person who is a “related party” of Alamos, including an affiliate or an insider of Alamos and any person acting jointly or in concert therewith. The ability to effect such transactions would also be subject to future negotiations between the respective Boards of Directors of Alamos and Aurizon, and in such negotiations, any representatives of Alamos appointed to the Aurizon Board would be precluded from voting on such transactions.

If Alamos were unable to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction in a timely manner or at all, then it would be unable to fully integrate the operations of Alamos and Aurizon and, consequently, unless Alamos is successful in completing one or more “related party transactions” with Aurizon, as described above, Alamos would be limited in its ability to avail itself of Aurizon’s cash flows (other than through pro rata distributions to the Shareholders) and in its ability to effect potential transactions with Aurizon for the purposes of integrating the business and operations of Alamos and Aurizon and, consequently, realizing a significant portion of the synergies otherwise expected to be realized through a combination of Alamos and Aurizon, as described in Section 4 of the Circular, “Reasons to Accept the Offer”. This could materially affect Alamos’ earnings, cash flows and financial condition.”

The section entitled “Circular” in the Offer and Circular under the heading “24. Risk Factors Related to the Offer” subheading “The integration of Alamos and Aurizon may not occur as planned.” on page 60 of the Offer and Circular is hereby amended to include the following sentences after the third sentence:

“If Alamos does not acquire such number of Common Shares, which, together with the Common Shares directly or indirectly held or controlled by Alamos and its affiliates, represents at least 66 2/3% of the Common Shares and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to control and thereby integrate Aurizon into its business. In such a case, any Shareholders that do not tender into the Offer and remain a Shareholder would be free to vote or dispose of their Common Shares as they see fit in accordance with applicable Law.”

The section entitled “Circular” in the Offer and Circular under the heading “24. Risk Factors Related to the Offer” subheading “After consummation of the Offer, Aurizon could be a majority-owned subsidiary of Alamos and Alamos’ interest could differ from that of the remaining minority Shareholders” on page 61 of the Offer and Circular is hereby amended as follows:

“After consummation of the Offer and assuming Alamos acquires more than 50% of the Common Shares, Aurizon could be a majority-owned subsidiary of Alamos and Alamos’ interest could differ from that of the remaining minority Shareholders.”

Item 4. Terms of the Transaction.

See Item 1 above.

Item 6. Purpose of the Transaction and Plans or Proposals.

See Item 1 above.

Item 11. Additional Information.

See Item 1 above.

In its press release dated March 5, 2013 and the Second Notice of Extension and Variation, Alamos disclosed that it had received expressions of support for the Offer from certain large shareholders of Aurizon (the “Supportive Shareholders”) after the public announcement of the merger of Aurizon and Hecla. These Supportive Shareholders represented approximately 17.3% of the issued and outstanding Common Shares. None of the Supportive Shareholders are subject to any binding agreements obligating them to tender their Common Shares to the Offer and therefore may choose not to tender into the Offer. Although Alamos has no control as to when a shareholder of Aurizon may decide to tender into the Alamos Offer, Alamos believes that none of the Supportive Shareholders had tendered their Common Shares to the Offer prior to 5:00 p.m. on March 5, 2013, because, in accordance with their fiduciary duties, the interests of their securityholders and market practice, holders typically delay tendering into an offer until shortly prior to the expiration of an offer. It should be noted that any Aurizon shareholders that have or may tender into the Offer continue to have the right to withdraw their tendered shares as set forth in the Offer and Circular.

Item 12. Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(xiii)	Investor Presentation of Alamos Gold Inc. (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 13, 2013).

(g)(2)	Transcript of Alamos Gold Inc.’s Investor Presentation Held on March 12, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 13, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALAMOS GOLD INC.

	By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice-President, Legal
Dated: March 13, 2013

INDEX TO EXHIBITS

Exhibit Number

(a)(5)(xiii)	Investor Presentation of Alamos Gold Inc. (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 13, 2013).

(g)(2)	Transcript of Alamos Gold Inc.’s Investor Presentation Held on March 12, 2013 (incorporated by reference to Alamos Gold Inc.’s filing pursuant to Rule 425 on March 13, 2013).

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